Exhibit 12
The Williams Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2009	2008	2007	2006	2005
	(Millions)
Earnings:
Income from continuing operations before income taxes and cumulative effect of change in accounting principles	$943	$2,144	$1,400	$533	$737
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	(49)	(61)	(60)	(99)	(66)

Income from continuing operations before income taxes and cumulative effect of change in accounting principles and equity earnings	894	2,083	1,340	434	671

Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investees (a)	691	658	688	671	656
Rental expense representative of interest factor	15	21	22	16	19

Total fixed charges	706	679	710	687	675

Distributed income of equity-method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	33	53	48	113	108

Less:
Capitalized interest	(76)	(59)	(32)	(17)	(7)

Total earnings as adjusted	$1,557	$2,756	$2,066	$1,217	$1,447

Fixed charges	$706	$679	$710	$687	$675

Ratio of earnings to fixed charges	2.21	4.06	2.91	1.77	2.14

(a)	Does not include interest related to income taxes, including interest related to liabilities for uncertain tax positions, which is included in provision for income taxes in our Consolidated Statement of Income.